UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Utrechtseweg 68

6812 AH Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              ☒                            Form 40-F              ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐                            No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

PRESS RELEASE	ARCADIS NV
Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE Arnhem
The Netherlands

ARCADIS GETS $50 MILLION IN GUARANTEED REMEDIATION AGREEMENTS

Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com

Arnhem, the Netherlands — February 22,  2006 - ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), the international consulting and engineering company, today announced that it has executed more than $50 million in agreements for its GRiP® Remediation Program in the past months mostly in the industrial sector.

ARCADIS introduced its GRiP® Remediation Program offering 1994. This offering guarantees the cost to obtain regulatory closure and provides aggressive remediation technologies to accelerate the elimination of contamination. This program is the most successful guaranteed offering in the marketplace today and is used by both public and private sector clients.

Steve Blake, CEO for the Company’s U.S. operations, stated, “The execution of these agreements underscores our ability to provide state-of-the-art and innovative solutions to our clients in a cost effective manner. Our leadership position in the guaranteed remediation market reflects our continuing focus on providing technologies that eliminate environmental liabilities and improves our clients’ competitive business position. This is true for our government clients as well, where the cleanup certainty we provide enables them to confidently redeploy resources in a timely manner.”

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 10,000 employees and over €1 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

For more information contact: Joost Slooten of ARCADIS at +31-26-3778604 or j.slooten@arcadis.nl. Please visit our website at www.arcadis-global.com.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects.  These are other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: February 23, 2006	By:	/s/ J.M. van Bergen-van Kruijsbergen
J.M. van Bergen-van Kruijsbergen
Chairman, Executive Board